Exhibit n.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Allied Capital Corporation:

We consent to the use of our reports included herein with respect to the consolidated financial statements of Allied Capital Corporation and subsidiaries as of December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007, the related financial statement schedule as of December 31, 2007, and the senior securities table as of December 31, 2007, and to the references to our firm under the headings “Independent Registered Public Accounting Firm” and “Selected Condensed Consolidated Financial Data” in the registration statement.

Our report on the consolidated financial statements contains an explanatory paragraph that states that, effective January 1, 2006, Allied Capital Corporation adopted the provisions of Statement of Accounting Standards No. 123 (Revised 2004), Share Based Payment.

/s/ KPMG LLP

Washington, D.C.
April 4, 2008